

December 29, 2010

<u>Via U.S. Mail and Facsimile to</u>
Mr. Donal R. Schmidt, Jr.
Chief Executive Officer
Sun River Energy, Inc.
5950 Berkshire Lane, Suite 1650
Dallas, Texas 75225

Dear Mr. Schmidt:

We note that your 2010 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf.

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements–whether the former accountant resigned, declined to stand for re-election or was dismissed–in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact.

Please advise us as to how you intend to address this matter by no later than January 10, 2011. If you have any questions, I can be reached at (202) 551-3489.

Sincerely,

/s/ Brad Skinner

W. Bradshaw Skinner
Senior Assistant Chief Accountant